

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
1420 Catlyn Place
Annapolis, MD 21401

> **Re: Armed Forces Brewing Company, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 2, 2021**
> **File No. 024-11502**

Dear Mr. Beal:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed June 2, 2021

Exhibit 1 A-4, page 6

1. We note your response to comment 1, and reissue our comment in part. Please revise Section 9 of your subscription agreement to clearly state, if true, that the state of Maryland is the proper forum for certain legal actions, consistent with your disclosure in your offering statement.

Results of Operations, page 55

2. Please amend your disclosure to ensure the amounts agree with the corresponding amounts reported on the statement of operations for the periods presented. In addition, as previously requested in our prior comment 5, please expand your disclosure to include a

      discussion of the causes of material changes from period to period in each financial statement line item.

Financial Statements
Independent Auditor's Report, page 88

3.   We note your revised audit report in response to our prior comment 10 and reissue our comment in part. Please amend your filing to include an appropriately signed audit report as required by Rule 2-02 of Regulation S-X. Please also file an appropriately signed consent from your auditor with the filing.

      You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Kendall Almerico